[redacted]

08027137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8- 44710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DVE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2026 Caribou Drive Suite 101
(No. and Street)

Ft. Collins Colorado 80525
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen van den Heever 970-223-3472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202 Littleton Colorado 80120-4544
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Stephen van den Heever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DVE Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA BAUERNFEIND
NOTARY PUBLIC
STATE OF COLORADO

Signature

President
Title

Pamela Bauernfeind
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DVE Securities Inc.
(Formerly CFM Securities, Inc.)

Financial Statements and Report
of
Independent Certified Public Accountants

December 31, 2007 and 2006

Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

The Board of Directors and Stockholders
DVE Securities Inc. (formerly CFM Securities, Inc.)
Fort Collins, CO

We have audited the accompanying statements of financial condition of DVE Securities Inc. (formerly CFM Securities, Inc.) as of December 31, 2007 and 2006, and the related statements of operations, cash flows and stockholders' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DVE Securities Inc. (formerly CFM Securities, Inc.) at December 31, 2007 and 2006 and the results of its operations, cash flows and changes in stockholders' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haynie & Co.

Littleton, Colorado
February 12, 2008

DVE Securities Inc.

(formerly CFM Securities, Inc.)

Statements of Financial Condition

December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 12,190	$ 12,000
Certificate of deposit	10,000	-
Accounts receivable	-	359
Interest receivable	71	-
Prepaid Expenses	126	-
Total Assets	$ 22,387	$ 12,359
Liabilities and Stockholders' Equity		
Accounts payable	$ 6,090	$ -
Due to Integrus	898	-
Income tax payable	5,451	-
Total Liabilities	12,439	-
Stockholders' Equity		
Common Stock, par value $.01 cent per share:		
Authorized 50,000 shares;		
issued and outstanding 3,000	30	10
Additional paid-in capital	15,070	5,090
Retained earnings	(5,152)	7,259
Total Stockholders' Equity	9,948	12,359
Total Liabilities and Stockholders' Equity	$ 22,387	$ 12,359

The accompanying notes are an integral part of these statements.

DVE Securities Inc.
(formerly CFM Securities, Inc.)

Statements of Income
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissons	$ -	$ 64,636
Other income	35,000	-
Interest	71	553
Total Revenues	35,071	65,189
Expenses		
Personnel expenses	-	43,160
Administrative expenses	6,382	15,172
Total Expenses	6,382	58,332
Net Income Before Taxes	28,689	6,857
Provision for Income Taxes		
Current tax provision	(5,451)	(1,028)
Net Income	$ 23,238	$ 5,829

The accompanying notes are an integral part of these statements.

DVE Securities Inc.
(formerly CFM Securities, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows From Operating Activities		
Commissions received from brokers and dealers	$ 359	$ 77,961
Cash paid for service fees and other expenses	480	(66,047)
Interest received	-	553
Interest paid	-	(436)
Other income	35,000	-
Net Cash Provided by Operating Activities	35,839	12,031
Cash Flows from Investing Activities		
Purchase of certificates of deposit	(10,000)	-
Redemption of certificates of deposit	-	13,110
Net Cash Provided (Used) by Investing Activities	(10,000)	13,110
Cash Flows from Financing Activities		
Proceeds from the issuance of common stock	10,000	-
Dividends paid	(35,649)	(28,406)
Net Cash (Used) by Financing Activities	(25,649)	(28,406)
Net (Decrease) Increase in Cash	190	(3,265)
Cash at Beginning of the Year	12,000	15,265
Cash at End of the Year	$ 12,190	$ 12,000
Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities		
Net income	$ 23,238	$ 5,829
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	359	14,353
Interest receivable	(71)	-
Prepaid expenses	(126)	-
Increase (decrease) in:		
Accounts payable	6,090	(8,113)
Related party payables	898	-
Income taxes payable	5,451	-
Contractual commitment	-	(38)
Net Cash Provided by Operating Activities	$ 35,839	$ 12,031

The accompanying notes are an integral part of these statements.

DVE Securities Inc.

(formerly CFM Securities, Inc.)

Statements of Stockholders' Equity

For the Years Ended December 31, 2007 and 2006

	Common Stock			Additional Paid-In	Retained Earnings	
	Authorized	Shares	Amount	Capital	(Deficit)	Totals
Balance December 31, 2005	50,000	1,000	$ 10	$ 5,090	$ 29,836	$ 34,936
Dividends paid	-	-	-	-	(28,406)	(28,406)
Net income	-	-	-	-	5,829	5,829
Balance December 31, 2006	50,000	1,000	10	5,090	7,259	12,359
Dividends paid	-	-	-	-	(35,649)	(35,649)
Issuance of common stock	-	2,000	20	9,980	-	10,000
Net income	-	-	-	-	23,238	23,238
Balance December 31, 2007	50,000	3,000	$ 30	$ 15,070	$ (5,152)	$ 9,948

The accompanying notes are an integral part of these statements.

DVE Securities Inc.

(formerly CFM Securities, Inc.)

Notes to Financial Statements

December 31, 2007 and 2006

1. Organization and Significant Accounting Policies

Organization and Nature of Business

DVE Securities Inc. (formerly CFM Securities, Inc.) (the Company) was incorporated in the State of Colorado in March 1992 and is in the business of selling securities for a commission. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

As discussed in Note 5, the Company was acquired during 2007. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory fees for mergers and acquisitions.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Customers' securities transactions with related commission income and expenses are recorded on a trade date basis.

Income Taxes

For income tax purposes, the Company filed a consolidated income tax return with its parent during 2006. The prior year financial statements reflect income taxes based on its percentage share of consolidated taxable income. The Company has elected to file a stand alone income tax return during 2007.

Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards. Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Certificate of Deposit

During October 2007, the Company purchased a 12-month certificate of deposit. The certificate bears interest at 4.7%.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital of $9,751 and $12,000, respectively.

4. Related Party Transactions

Prior to the Integrus acquisition, the Company had a service agreement with its parent company whereby the parent company provided managerial and clerical support for the Company. Under the agreement, the Company paid a percentage of the parent company's administrative costs based on a percentage of the consolidated revenue, and reimbursed the parent company for direct costs paid on behalf of the Company, including office space, supplies, and other expenses of the securities business. Total allocated costs and reimbursed expenses paid to the parent company were $56,167 for the year ended December 31, 2006.

Subsequent to the Integrus acquisition, the Company entered into an agreement with its parent company for the provision of funds for operating purposes. During the year ended December 31, 2007, $1,300 was advanced to the Company by its parent.

At December 31, 2007, there was $898 due to the parent company.

5. Business Acquisition

On January 16, 2007, the Board approved the sale of all Company stock to Integrus LLC (Integrus Acquisition). The sale of the Company provides Integrus with a vehicle to provide investment banking advisory fees for its mergers and acquisition clients.

5. Business Acquisition (continued)

The purchase of the Company was completed on October 15, 2007, and included the payment of $17,000 to the former owners by Integrus. As part of the purchase agreement, the Company is required to make earnout payments of the lesser of $10,000 or 20% of commissions and fees received to the prior owners. As of December 31, 2007, the Company had no mergers or acquisitions in process that would generate commissions or fees. The earnout provisions of the purchase agreement are effective from January 1, 2007 to December 31, 2007.

DVE Securities Inc.

(formerly CFM Securities, Inc.)

Supplementary Information

DVE Securities Inc.

(formerly CFM Securities, Inc.)

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 December 31, 2007 and 2006

	2007	2006
Net Capital		
Total stockholders' equity	$ 9,948	$ 12,359
Deductions		
Disallowed receivables	(71)	(359)
Disallowed prepaid expenses	(126)	-
Total Deductions	(197)	(359)
Total Net Capital	$ 9,751	$ 12,000
Aggregate Indebtedness		
Payables and accruals	6,988	-
Total Aggregate Indebtedness	$ 6,988	$ -
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 466	$ -
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 4,751	$ 7,000
Ratio of aggregate indebtedness to net capital	0.72	0.00

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2007	2006
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 13,002	$ 12,000
Prepaid expenses adjustment	2,200	-
Income tax expense	(5,451)	-
Net capital per above	$ 9,751	$ 12,000

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholders
DVE Securities Inc. (formerly CFM Securities, Inc.)
Fort Collins, CO

In planning and performing our audit of the financial statements of DVE Securities Inc. (formerly CFM Securities, Inc.) for the year ended December 31, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by DVE Securities Inc. (formerly CFM Securities, Inc.) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

February 12, 2008
Littleton, Colorado

END